  EXHIBIT 99.1

June 8, 2017

Coral and Barrick Close Sale of Robertson Property in Nevada

Coral Gold Resources Ltd. (CLH: TSX.V, the “Company” or “Coral”) announced today that, further to the Company’s news release dated June 21, 2016, Coral has closed the purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation, for the sale of the Robertson Property in Lander County, Nevada, to Barrick.

The Agreement with Barrick

The consideration under the Agreement includes a cash payment (the “Cash Consideration”) to Coral of US$15.75 million (approximately Cdn $21.2 million based on the current exchange rate, before transactional costs) and a sliding scale 1% to 2.25% net smelter returns royalty on the Robertson Property (see details below).

“The sale of Robertson to Barrick, and the potential for long-term royalty income down the road, represents a major turning point for Coral and its shareholders,” said Coral’s President and CEO David Wolfin. “Coral is evolving quickly with a fresh business model and strategy, looking to capitalize on our experience, knowledge and relationships in Nevada, particularly on the Cortez gold trend. We’re thrilled to see Barrick use its vast experience in the region to advance Robertson towards production.”

The cash payment provides Coral with a significant infusion of non-dilutive capital. “The cash consideration received from Barrick, along with a reduction of approximately 8.7% of Coral’s basic shares outstanding, creates substantial immediate value for Coral shareholders. In addition, I am very excited about the NSR consideration received by Coral. As Robertson is advanced to production, Coral’s NSR could be become a very valuable asset for Coral shareholders and provide continued economic benefits. We also have the opportunity to participate in enhanced economic returns as gold prices increase.”

The funds also allow Coral to advance its other projects on the Cortez Trend. “The Eagle, JDN and Norma Sass properties represent excellent, early-stage projects,” noted Wolfin. “We will use the extensive knowledge gained from our exploration at Robertson to advance our Nevada portfolio.”

Rob Krcmarov, Barrick’s Executive Vice President, Exploration and Growth, said, “We are excited to add Robertson to our pipeline of projects at the Cortez property, where our vision is to create a multi-mine operation that will deliver long-term value to our shareholders and our government and community partners in Nevada. Consolidating ownership of the Robertson project will allow us to realize synergies with the Cortez operation, benefitting both Barrick and Coral shareholders as the project advances.”

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The Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Cortez/Pipeline Gold Mine which produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725, 418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Agreement Details

In addition to the Cash Consideration to Coral, Coral will receive:

•	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.7% of the Company’s basic common shares outstanding) for cancellation by the Company (the “Share Reduction”); and

•	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

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Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.48, as compared to the closing price of Coral's common shares on June 20, 2016 and June 2, 2017 on the TSX Venture Exchange of Cdn $0.195 and Cdn $0.31 respectively.

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

About Coral

Coral Gold Resources is exploring a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada. The Company intends to acquire new exploration and development projects, focused primarily in Nevada. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

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